UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                              ALBA-WALDENSIAN, INC.
                                (Name of Issuer)
                          Common Stock, $2.50 Par Value
                         (Title of Class of Securities)
                                    012041109
                                 (CUSIP Number)
 David Lutz, Wellco Enterprises, Inc. P. O. Box 188, Waynesvile, North Carolina
                                      28786
                                  704-456-3545
 (Name, Address and Telephone Number of person Authorized to Receive Notices and
                                 Communications)
                                December 29, 1995
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ] Check the following box if a fee is being paid with this statement: [ ]. (A fee is notrequired only if the reporting person: (1) has a previous statement on filereporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                               Page 1 of 11 Pages

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                                       13d

CUSIP NO. 012041109


1 NAME OF REPORTING PERSON'S S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
    Wellco Enterprises, Inc.
    56-0769274
2 CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (SEE INSTRUCTIONS)
    Not Applicable (a) [ ]
                   (b) [ ]
3 SEC USE ONLY



4 SOURCE OF FUNDS (SEE INSTRUCTIONS)
    Not Applicable
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
    OR 2(e)
    Not Applicable
6 CITIZENSHIP OR PLACE OF ORGANIZATION
    State of North Carolina

                                   7        SOLE VOTING POWER
NUMBER OF SHARES                            -0-
BENEFICIALLY                       8        SHARED VOTING POWER
OWNED                                       -0-
BY EACH REPORTING                  9        SOLE DISPOSITIVE POWER
PERSON                                      -0-
WITH                               10       SHARED DISPOSITIVE POWER
                                            -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        -0-
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCEEDS CERTAIN SHARES (SEE INSTRUCTIONS)
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0%
14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
      CO




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     Pursuant  to Rule  13d-1 of  Regulation  13D-G  of the  General  Rules  and
Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby files this Schedule 13D Statement, Amendment No. 1, dated December 29, 1995, relating to the Common Stock, par Value $2.50 per share (the "Common Stock"), of Alba-Waldensian, Inc. (The "Company").

Item 5. Interest in Securities of the Issuer.

     On December 29, 1995, the Reporting Person, under a Stock Repurchase Agreement with The Coronet Group, exchanged all of the 400,000 shares of Common Stock of the Company and a cash payment of $5,460,205 for 510,424 shares of the common stock of the Reporting Person. In addition, the Reporting Person relinquished and transferred all rights and obligations it had under a December 29, 1994 Stock Purchase Agreement between the Reporting person and The Coronet Group. Under the Stock Purchase Agreement, the Reporting Person had an option to acquire up to an additional 538,700 shares of the Common Stock of the Company.

     After this transaction the Reporting Person does not own, either directly or beneficially, any of the Common Stock of the Company.

     A copy of the Stock Repurchase  Agreement is attached as Exhibit 10 to this
Schedule 13D.

Signature:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 8, 1996
WELLCO ENTERPRISES, INC.




By:   /s/ David Lutz
     David Lutz, Secretary/Treasurer



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                                  EXHIBIT INDEX




EXHIBIT NO           DESCRIPTION                                 PAGES NUMBERED
Exhibit 1            Stock Repurchase Agreement                  5-11


                               Page 4 of 11 Pages

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